SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      For the quarter ended June 30, 2000.

                             Texon International plc
                 (Translation of Registrant's Name Into English)

                           SEC File Number: 333-49619


                                  100 Ross Walk
                            Leicester LE4 5BX England
                    (Address of Principal Executive Offices)

             (Indicate by check mark whether the registrant files or
                will file annual reports under cover of Form 20-F
                                 or Form 40-F.)

                        Form 20-F [X]     Form 40-F [ ]


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                 Not applicable



(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes [ ]     No [X]

                             Texon International plc

                         Six Months Ended June 30, 2000


                                      Index

                                                                        Page No.
                                                                        -------
PART I   FINANCIAL INFORMATION

  Item 1   Financial Statements

           Condensed Consolidated Profit and Loss Accounts
           Three months and six months ended June 30, 2000 and 1999           3

           Condensed Consolidated Balance Sheets
           June 30, 2000 and December 31, 1999                                4

           Condensed Consolidated Cash Flow Statement
           Six months ended June 30, 2000 and 1999                            5

           Reconciliation of net cash flow to movement in debt
           Six months ended June 30, 2000 and 1999                            6

           Consolidated Statement of Total Recognised Gains and Losses
           Three months and six months ended June 30, 2000 and 1999           7

           Reconciliation of Movements in Shareholders' Funds
           Three months and six months ended June 30, 2000 and 1999           8

             Notes to Condensed Consolidated Financial Statements          9-10

    Item 2   Management's Discussion and Analysis of Financial Condition
             and Results of Operations                                    11-18


PART II   OTHER INFORMATION

    Item 1   Legal Proceedings                                               19

    Item 2   Changes in Securities and Use of Proceeds                       19

    Item 3   Defaults Upon Senior Securities                                 19

    Item 4   Submission of Matters to a Vote of Security Holders             19

    Item 5   Other Information                                               19

    Item 6   Exhibits - Reports on Form 8-K                                  19

                             TEXON INTERNATIONAL plc

                 CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
                         (Pounds Sterling In Thousands)


                                                                     Unaudited
                                                --------------------------------------------------
                                                Six months ended               Three months ended
                                                -----------------------      ---------------------
                                                    June          June         June          June
                                                     30,           30,          30,           30,
                                                    2000          1999         2000          1999
                                                   -----          ----         ----          ----

Sales turnover                                    76,578        60,933       39,890        32,618

Cost of sales                                    (53,088)      (40,006)     (27,733)      (21,358)
                                                 --------      --------     --------      --------

Gross profit                                      23,490        20,927       12,157        11,260

Selling, general and
administrative expenses                          (16,814)      (14,320)      (8,460)       (7,422)
                                                 --------      --------     --------      --------
Operating profit                                   6,676         6,607        3,697         3,838

Profit on disposal of property                       500             -          500             -
                                                 --------      --------     --------      --------

Profit on ordinary activities before interest      7,176         6,607        4,197         3,838

Interest receivable                                  156           244           47            51

Interest payable and similar charges              (6,144)       (5,484)      (3,175)       (2,689)
                                                 --------      --------     --------      --------

Profit on ordinary activities before
taxation                                           1,188         1,367        1,069         1,200

Taxation on profit on ordinary
activities                                          (832)         (499)        (772)         (451)         _____
                                                 --------      --------     --------      --------

(Loss)/profit on ordinary activities after
taxation                                             356           868          297           749

Minority equity interests                            (45)         (110)         (49)          (67)
                                                 --------      --------     --------      --------

Net (loss)/profit for the financial period           311           758          248           682

Other finance charges in respect of non
Equity shares                                     (2,000)       (2,177)      (1,000)       (1,240)
                                                 --------      --------     --------      --------

Retained loss for the period
for equity shareholders                           (1,689)       (1,419)        (752)         (558)
                                                 --------      --------     --------      --------

                             TEXON INTERNATIONAL plc

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                         (Pounds Sterling In Thousands)


                                                               Unaudited          Audited
                                                               as at June         December
                                                Notes           30, 2000          31, 1999
                                                -----          ----------         --------
FIXED ASSETS

Intangible assets:
    Intellectual property                                             500                -
    Goodwill                                                       14,624           12,707
Tangible assets                                                    21,024           20,973
Investment                                                             14               14
                                                               ----------          -------

                                                                   36,162           33,694
CURRENT ASSETS

Stocks                                            2                22,405           21,466
Debtors due within one year                                        31,561           26,491
Debtors due after one year                                          4,135            3,348
Cash at bank and in hand                                            1,254            1,025
                                                                ---------         --------
                                                                   59,355           52,330
CREDITORS
Amounts falling due within one year                               (44,813)         (40,391)
                                                                ---------         --------

NET CURRENT ASSETS                                                 14,542           11,939
                                                                ---------         --------
TOTAL ASSETS LESS CURRENT LIABILITIES                              50,704           45,633
                                                                ---------         --------
CREDITORS
Amounts falling due after more than
  one year                                                      (101,688)         (97,832)

Provisions for liabilities and charges                            (7,113)          (7,038)
                                                                --------          -------
                                                                 (58,097)         (59,237)
                                                                --------          -------

CAPITAL AND RESERVES

Called up share capital                                             9,826            9,120
Share premium                                                      46,800           46,800
Profit and loss account                                         (125,075)        (123,059)
Premium on redemption reserve                                       9,257            7,257
                                                                ---------         --------
Shareholders' deficit
      Equity interests                                           (120,764)        (119,139)
      Non-equity interests                                         61,572           59,257
                                                                ---------         --------

                                                                  (59,192)         (59,882)

Minority equity interests                                           1,095              645
                                                                ---------         --------
                                                                  (58,097)          (59,237)
                                                                =========         ========

                             TEXON INTERNATIONAL plc

                   CONDENSED CONSOLIDATED CASH FLOW STATEMENT

                         (Pounds Sterling, In Thousands)


                                                                 Unaudited
                                                           --------------------
                                                              Six months ended
                                                            June          June
                                                             30,           30,
                                                            2000          1999
                                                           --------     --------

Cash inflow from operating activities                       7,503        9,195

Returns on investments and servicing of finance            (5,971)      (5,140)

Taxation                                                   (1,004)        (826)

Capital expenditure and financial investment                 (411)      (1,393)

Acquisitions and disposals                                 (3,085)      (1,466)
                                                          -------       ------

Cash outflow before financing                              (2,968)         370

Financing                                                   3,130         (295)
                                                          -------       ------
Increase in cash and overdrafts in
the period                                                    162           75
                                                          -------       ------

                             TEXON INTERNATIONAL plc

             Reconciliation of net cash flow to movement in net debt

                         (Pounds Sterling, In Thousands)


                                                                 Unaudited
                                                           --------------------
                                                              Six months ended
                                                            June          June
                                                             30,           30,
                                                            2000          1999
                                                           ------       ------


Increase in cash and overdrafts in
the period                                                   162            75

Cash outflow from debt and lease financing                (3,130)          295
                                                         -------       -------

Change in net debt resulting from cash flows              (2,968)          370

Loans and finance leases acquired with subsidiary           (462)       (2,039)

Issue of shares                                              706             -

Non cash movements in debt                                  (428)         (202)

Translation difference                                    (1,004)        6,901
                                                        --------       --------

Movement in net debt in the period                        (4,156)        5,031
                                                        --------       -------

Net debt at the opening date                            (108,063)      (91,063)
                                                        --------       -------

Net debt at the closing date                            (112,219)      (86,033)
                                                       ---------       -------

                             TEXON INTERNATIONAL plc

          CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

                         (Pounds Sterling, In Thousands)


                                                                    Unaudited
                                                    ----------------------------------------
                                                     Six months ended     Three months ended
                                                    -----------------     ------------------
                                                     June       June       June       June
                                                      30,        30,        30,        30,
                                                     2000       1999       2000       1999
                                                     ----       ----       ----       ----

Net (loss)/profit for the financial
period                                                311        758        248        682

Currency translation differences
on foreign currency                                 (327)       7,338    (3,177)     3,318
                                                    ----        -----     -----      -----

Total recognized (losses)/gains in
the period                                           (16)       8,096    (2,929)     4,000
                                                    ----        -----    ------      -----

                             TEXON INTERNATIONAL plc

            RECONCILIATION OF MOVEMENTS IN TOTAL SHAREHOLDERS' FUNDS

                         (Pounds Sterling, In Thousands)



                                                                       Unaudited
                                                    ----------------------------------------------
                                                       Six months ended         Three months ended
                                                    June          June           June        June
                                                     30,           30,            30,         30,
                                                    2000          1999           2000        1999
                                                   -----         -----           ----       -----

Retained profit for the period for
equity shareholders of the Company                   311           758            248        682

Other finance charges in respect of
non equity shares                                 (2,000)       (2,177)        (1,000)    (1,240)
                                                 -------       -------        -------    -------
                                                  (1,689)       (1,419)          (752)      (558)

Issue of shares                                      706             -             69          -

Premium on redemption reserve                      2,000         2,177          1,000      1,240

Foreign exchange adjustments                        (327)        7,338         (3,177)     3,318
                                                  ------       -------        -------    -------

Net decrease/(increase) to
shareholders' deficit                                690         8,096         (2,860)     4,000

Opening shareholders' deficit                    (59,882)      (73,619)       (56,332)   (69,523)
                                                 -------      --------       --------   --------

Closing shareholders' deficit                    (59,192)      (65,523)       (59,192)   (65,523)
                                                 -------      --------       --------   --------


                             Texon International plc
       Notes to the Unaudited Condensed Consolidated Financial Statements
               June 30, 2000, June 30, 1999 and December 31, 1999


1 The accompanying unaudited condensed consolidated financial statements have been prepared by Texon International plc and its subsidiaries ("the Company") in accordance with UK generally accepted accounting principles. The unaudited condensed consolidated financial statements and condensed notes are presented in accordance with Form 10-Q and do not contain all the information required in the Company's annual consolidated financial statements and notes. The operating results for the six month periods are not necessarily indicative of the results which may be expected for the full year. In the opinion of management, all material adjustments, consisting of items of a normal recurring nature, considered necessary for a fair presentation of the results of operations, the financial position and the cash flows for each period shown, have been included.

         Where necessary comparatives are adjusted to ensure consistency with current periods.


2 Inventory is valued by the Company at the lower of cost or market value using the first-in, first-out (FIFO) method. Inventories are summarised as follows:

                                                  June 30,          December 31,
                                                    2000               1999
                                                  ---------          -----------
                                                  (Pounds sterling in thousands)


            Finished goods and goods for resale     15,429            14,969
            Work in progress                         2,416             1,442
            Raw materials                            4,560             5,055
                                                    ------            ------

                                                    22,405            21,466
                                                    ------            ------

         Included within the above inventory figures for June 30, 2000 is an inventory reserve of (pound)1,553,000, (pound)1,631,000 December 31, 1999. Inventory has increased during the six months ended June 30, 2000 partly due to the inclusion of (pound)0.3 million for Crispin and (pound)0.5 million for Boxflex.


3        Issue of Share Capital

         The acquisition of Crispin Dynamics was partly funded by new equity of (pound)0.7 million from Texon's investors and management.

         This comprised a rights issue during the period ended June 30, 2000 resulting in the issuance of 301,138 Ordinary A voting shares, 14,348 Ordinary A non-voting shares, and 35,054 Ordinary B voting shares all at a nominal value of (pound)1.00. There was also a rights issue of redeemable cumulative preference shares of 3,154,860 issued at a nominal value of (pound)0.10.

4        Esjot Acquisition

         The goodwill relating to acquisitions during the period has been calculated using provisional estimates of costs and the fair values of the assets and liabilities acquired. The estimates may be adjusted as further information becomes available.

         The following unaudited proforma information has been prepared as if the Esjot acquisition occurred on January 01, 1998. In addition to aggregating the results of Esjot with those of Texon International plc proforma adjustments have been made to reflect the amortization of goodwill arising on the acquisition and interest costs incurred on the funding taken out.

                                                         Unaudited
                                               (Pounds sterling in thousands)
                                          -------------------------------------
                                          Six months ended   Three months ended
                                          ----------------   ------------------
                                            June      June      June     June
                                             30,       30,       30,      30,
                                            2000      1999      2000     1999
                                            ----      ----      ----     ----

         Trade sales                       76,578   71,569    39,890   37,824

         Net profit for the financial
         period                               311    1,477       248    1,039
                                            -----    -----     -----    -----

         In accordance with the policies adopted by the Company goodwill of (pounds)2.2 million arising on acquisitions in the six months ended June 30, 2000 has been capitalised in the balance sheet and is being amortized over 20 years.

         All acquisitions have been accounted for using the acquisition method. For all acquisitions with the exception of Cornwell Industries Ltd the fair values assigned to assets and liabilities are provisional because the Directors have not been able to finalize the adjustments required prior to the date of signing these financial statements.

         Management's Discussion and Analysis of Financial Condition and
                              Results of Operations


The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto included in this report, in the Annual Report on Form 20-F filed by the Company with the Securities and Exchange Commission (the "Commission") on May 2, 2000 and in the Company's periodic reports filed with the Commission.

Except for the historical data set forth herein, the following discussion contains certain forward-looking information. The Company's actual results may differ significantly from the projected results. Factors that could cause or contribute to such differences include, but are not limited to, levels of sales to customers, actions by competitors, fluctuations in the price of primary raw materials, foreign currency exchange rates and political and economic instability in the Company's markets.

The forward-looking statements contained herein are qualified by the cautionary statements appearing on pages 4 and 5 of the Company's annual report, a copy of which is available on request.


Recent Developments
-------------------

On July 24, 2000 Texon International plc purchased the footwear business unit of Foss Manufacturing Company, Inc. The final purchase price will be determined upon completion of a post-closing audit.

General
-------

The Company is the world's largest manufacturer and marketer of structural materials essential for the manufacture of footwear. The Company operates a global business, with sales that are widely diversified by geographic region and product line and operates seventeen manufacturing facilities in the U.K., the United States, Brazil, Germany, Italy, France, Australia and China.

During the first six months of 2000 sales of insoles, stiffeners, other footwear materials, industrial products, plastic products, metal products and Crispin computer aided design products accounted for 38%, 20%, 10%, 9%, 10%, 12% and 1% of total sales, respectively. In the same period, through the Company's extensive marketing and distribution network, 50% of sales were made to Europe, 32% to Asia and the Pacific, 14% to the Americas and 4% to the rest of the world.


Results of Operations
---------------------

Comparison of the Three Months Ended June 30, 2000 to the Three Months Ended June 30, 1999.

Sales turnover. Sales increased (pound)7,272 million or 22.3%, to (pound)39,890 million during the three months ended June 30, 2000 from (pound)32,618 million in the comparable period of 1999. This increase was primarily due to the acquisitions made by the Company in 1999 of Esjot, Claravon and Chamberlain Phipps and sales reported for the quarter by Crispin, which was acquired on February 29, 2000 and Boxflex which was acquired on March 23, 2000. At constant exchange rates and after subtracting the sales made by the businesses acquired by the Company in 1999 and 2000, sales for the three months ended June 30, 2000 were (pound)0.2 million or 1.0% higher than those of the similar period in 1999.

Sales of insoles at constant exchange rates, increased by 2.8% during the second quarter of 2000 from the comparable period in 1999, predominately because of an increase in the non-woven insole business in Asia and a strong demand for cellulose insole board in Italy arising from the current trend in ladies fashion footwear.

During the three months ended June 30, 2000, sales of stiffeners at constant exchange rates decreased 1.7% from the comparable period in 1999. This decrease is primarily the result of a decline in the linings product sold in Europe due to a longer season of sandals production partly offset by the Company is gaining market share in counters in Asia with the major athletic footwear manufacturers.

During the three months ended June 30, 2000, sales of industrial products at constant exchange rates increased 5.9% from the comparable period in 1999, this was mainly owing to an increase in sales to a US carpet gripper manufacturer of specialised pins.

Sales of other footwear materials at constant exchange rates increased by 17.3% in the three months ended June 30, 2000 from the comparable period in 1999 as a result of the acquisition of Boxflex in March 2000.


During the three months ended June 30, 2000, there were sales of plastic products of (pound)3.9 million, sales of metal products of (pound)4.6 million and sales of Crispin products of (pound)0.6 million. These are the principal acquisitions made by the Company during the latter part of 1999 and 2000 and therefore do not have a direct comparison to the second quarter of 1999.

On a geographical basis sales for the three months ended June 30, 2000, increased in Europe by 21.9%, Asia by 10.3%, Australasia by 70.6%, North America by 8.7%, and South America by 144.7% and the rest of the world by 12.4%, each from the comparable period in 1999.

Although the Company believes that footwear production in Europe continues to decline due to the transfer of production to the Far East, European sales were (pound)3.4 million higher than the comparable period in 1999. This increase is due to the inclusion of the sales in Europe from the 1999 and 2000 acquisitions.

Asian sales increased by (pound)1.0 million from the comparable period in 1999 due to the sales initiatives for stiffener products as well as strong market share gains made in China for insoles.

Australasian sales increased by (pound)1.0 million from the comparable period in 1999 due to the acquisition in October 1999 of Claravon.

In North America, sales were (pound)0.3 million higher in the second quarter of 2000 as against the comparable period in 1999 as a result of the above sales to the US carpet gripper manufacturer and sales of steel toe caps to Canada.

South American sales were approximately (pound)1.4 million higher from the comparable period in 1999, this was predominately due to the acquisition of Boxflex in Brazil which contributed sales of (pound)1.3 million in the period.

Gross Profit. Gross profit for the three months ended June 30, 2000 increased by (pound)0.9 million to (pound)12.2 million compared to (pound)11.3 million in the comparable period in 1999. When expressed as a percentage of sales, gross profit was 30.5% for the three months ended June 30, 2000 a decrease of 4.0% from the comparable period in 1999. The decrease in overall margin as compared to last year is due to the Claravon and Boxflex acquisitions which generate gross profit margins of 13 and 22 % respectively.

Excluding the acquisitions completed in 1999 and 2000, the gross profit margin was 30.4% in the three months ended June 30, 2000, a decrease of 4.7% from the comparable period in 1999. The decrease in the gross profit margin as compared to last year is mainly due to rising raw material costs, especially pulp prices for cellulose production.

Selling, General and Administrative Costs. Selling, general and administrative costs ("S G + A"), for the three months ended June 30, 2000 were (pound)8.5 million compared with (pound)7.4 million for the same period in 1999.

The S G + A costs for the three months ended June 30, 2000 have increased compared with the same period in 1999 principally due to the expenses of the acquired businesses. Excluding these businesses S G + A costs were (pound)6.6 million compared with (pound)6.9 million for the same period in 1999 a decrease of 3.6%.


Operating Profit. Included in operating profit is a charge of (pound)0.2 million relating to the restructuring of the businesses acquired during 1999 and (pound)0.2 million for the amortization of goodwill arising on the consolidation of the acquired businesses. Excluding these charges operating profit for the three months ended June 30, 2000 was (pound)4.1 million, which is an increase of (pound)0.2 million from the comparable period in 1999.

Earnings before Interest Depreciation and Amortisation ("EBITDA"). EBITDA for the three months ended June 30, 2000 was (pound)5.5 million compared to (pound)4.6 million for the same period in 1999. At constant exchange rates EBITDA increased by (pound)1.1 million or 22.9%.

Interest payable and similar charges increased by (pound)0.5 million to (pound)3.2 million for the three months ended June 30, 2000 from (pound)2.7 million from the comparable period in 1999. This increase is due to the new debt incurred on July 22, 1999 to finance the acquisition of Esjot. Included in the (pound)3.2 million charge is amortization of debt issuance costs of (pound)0.2 million and a loss made on the resale of the senior loan notes of (pound)0.1 million.

Taxation. The tax charge for the three months ended June 30, 2000 is based on the estimated percentage tax rate the Company will incur for the full year.

Comparison of the Six Months Ended June 30, 2000 to the Six Months Ended June 30, 1999.

Sales turnover. Sales increased (pound)15.6 million or 25.7%, to (pound)76.6 million during the six months ended June 30, 2000 from (pound)60.9 million in the comparable period of 1999. This increase was primarily due to the acquisitions made by the Company in 1999 of Esjot, Claravon and Chamberlain Phipps and sales reported for the period by Crispin, which was acquired on February 29, 2000 and Boxflex which was acquired on March 23, 2000.

On a constant currency basis, sales increased by (pound)17.8 million or 29.6% during the six months ended June 30, 2000 from the comparable period in 1999.

Gross Profit. Gross profit for the six months ended June 30, 2000 was (pound)23.5 million which was an increase of (pound)2.6 million on the comparable period in 1999. When expressed as a percentage of sales, gross profit was 30.7% for the six months ended June 30, 2000 compared to a gross profit of 34.3% for the same period in 1999. The decrease in the gross profit margin as compared to last year is mainly due to rising raw material costs, especially pulp prices for cellulose production.

Selling, General and Administrative Costs. Selling, general and administrative costs ("S G + A"), increased by (pound)2.5 million or 17.4% to (pound)16.8 million for the six months ended June 30, 2000 from (pound)14.3 million from the comparable period in 1999, this was principally due to the increased expenses of the acquired businesses.


Operating Profit. Operating profit for the six months ended June 30, 2000 was (pound)6.7 million, an increase of (pound)0.1 million from (pound)6.6 million for the comparable period in 1999 as a result of increased trading activity from the acquired businesses.

Earnings before depreciation and amortization for the six months ended June 30, 2000 was (pound)9.7 million (excluding reorganisation costs (pound)0.3 million for the six months ended June 30, 2000 and (pound)0.2 million for the same period in 1999) as compared to (pound)8.1 million for the comparable period in 1999.

Interest payable and similar charges increased by (pound)0.6 million to (pound)6.1 million for the six months ended June 30, 2000 from (pound)5.5 million from the comparable period in 1999. This increase is due to the new debt incurred on July 22, 1999 to finance the acquisition of Esjot. Included in the (pound)6.1 million charge is amortization of debt issuance costs of (pound)0.4 million and a loss made on the resale of the senior loan notes of (pound)0.1 million.

Taxation. The tax charge for the six months ended June 30, 2000 is based on the estimated percentage tax rate the Company will incur for the full year.


Financial Condition and Liquidity
---------------------------------

The Company's liquidity needs will arise primarily from debt service obligations on the indebtedness incurred in connection with the Senior Secured Notes, the Revolving Credit Facility, working capital needs and the funding of capital expenditures. The total liabilities at June 30, 2000 were (pound)153.6 million, including consolidated indebtedness of (pound)112.2 million which compares to total assets of (pound)95.5 million. The excess of liabilities over assets of (pound)59.5 million is due mainly to the writing off of goodwill in earlier periods.

The shareholders' deficit as at June 30, 2000 of (pound)59.2 million has been reduced by (pound)0.7 million from (pound)59.9 million as at December 31, 1999. This has occurred due to foreign currency translation differences, the issuance of share capital and also due to the change in the rights of preference shareholders. Under the new rights the shareholders receive a redemption premium at 6.75% (which is accrued in other reserves) instead of a preference dividend at 5% (which was previously included in creditors, but was reversed out as a result of its' retrospective replacement by the redemption premium).

The Company's primary sources of liquidity are cash flows from operations and borrowings under the Company's (euro)15.0 million Revolving Credit Facility and several local facilities in Germany, Italy, Spain, France, China, Australia, New Zealand and the UK.

The net cash inflow from operating activities for the six months ended June 30, 2000 was (pound)7.5 million compared to (pound)9.2 million for the comparable period in 1999. This decrease of (pound)1.7 million is primarily attributable to the increased trading activity during the first half of the year creating higher receivables than for the comparable period in 1999.

Inventories as at June 30, 2000 were (pound)22.4 million compared to (pound)21.5 million at December 31, 1999. The 2000 inventories include (pound)0.3 million for Crispin and (pound)0.5 million for Boxflex.


Returns on investments and servicing of finance for the six months ended June 30, 2000 were (pound)6.0 million compared to (pound)5.1 million for the six months ended June 30, 1999. The increase is primarily due to interest paid on additional debt incurred to finance the acquisitions made in 1999 and 2000. It also includes the loss on the sale of the senior loan notes and loss on foreign exchange contracts covering the interest payment on the senior loan notes.

Capital expenditures, in the second quarter ended June 30, 2000 was (pound)0.5 million, as compared to (pound)0.4 million for the comparable period in 1999. Capital expenditures during the quarter related primarily to plant and equipment acquisitions and the global implementation of an enterprise resource planning system utilising BaaN software.


Acquisitions and disposals cash outflow for the six months ended June 30, 2000 consisted of (pound)1.5 million for the purchase of Crispin Dynamics. In July
2000 a further quarterly payment of (pound)0.5 million was paid and the remaining consideration for the purchase of Crispin Dynamics of (pound)0.5 million is payable in October 2000. There was also a cash outflow for the acquisition of Boxflex of (pound)0.9 million on March 23, 2000. During the second quarter of 2000 the company paid (pound)0.6 million for the final instalment for the purchase of the additional 30% of the ordinary shares in Foshan Texon Cellulose Board Manufacturing Co Limited, the operation in China.

Financial Instruments and Market Risks
--------------------------------------

The Company's operations are conducted by entities in many countries, and accordingly, the Company's results of operations are subject to currency translation risk and currency transaction risk. With respect to currency translation risk, the financial condition and results of operations of each of these entities is reported in the relevant local currency and then translated into Sterling at the applicable currency exchange rate for inclusion in the Company's financial statements. The depreciation of Sterling against such currencies will have a positive impact on the reported sales and operating margin. Based on average exchange rates throughout the first half of 2000, Sterling appreciated 9.6% against the Deutsche Mark compared to the similar period in 1999. For this purpose the Deutsche Mark is taken as representative of the currencies which are members of the European Monetary System ("EMS"). Conversely, the appreciation of Sterling against certain European currencies will have a negative impact on the reported sales and operating margin. Fluctuations in the exchange rate between Sterling and other currencies may also affect the book value of the Company's assets and the amount of the Company's shareholders' equity.

In addition to currency translation risk, the Company incurs currency transaction risk because the Company's operations involve transactions in a variety of currencies. Fluctuations in currency exchange rates may significantly affect the Company's results of operations because many of its subsidiaries' costs are incurred in currencies different from those that are received from the sale of their products, and there is normally a time lag between the incurrence of such costs and collection of the related sales proceeds. Currency hedging is generally used by businesses to protect against transaction risk. The Company engages in hedging its transaction exposure through the use of foreign exchange forward contracts to cover exposures arising on outstanding purchase and sales invoices. It has not covered outstanding purchase or sales orders unless they are firm commitments. The Company may cover such exposures in the future if it is within its financing ability. The present hedging covers all traded currencies to which the Company is exposed, which include Deutsche Mark and US dollar, as well as other major European currencies, the Hong Kong and Taiwan dollar and the Australian and New Zealand dollar. Given the volatility of currency exchange rates, there can be no assurance that the Company will be able to effectively manage its currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on the Company's financial condition or results of operations.

A significant portion of the Company's revenues and expenses will be denominated in currencies other than the Deutsche Mark, the currency in which interest on and the principal of the Company's Senior Secured Notes must be paid. Significant increases in the value of the Deutsche Mark relative to other currencies in which the Company conducts its operations could have an adverse effect on the Company's ability to meet interest and principal obligations on foreign currency denominated debt, including the Senior Secured Notes.

Under the treaty on the European Economic and Monetary Union (the "Treaty"), to which the Federal Republic of Germany is a signatory, from January 1, 1999, the "Euro" can be used concurrently with some of the currencies of the Member states of the European Union (the "EU") including the Deutsche Mark.

On January 29, 2000 the Company paid interest on it's Senior Secured Notes primarily in Euros. Since the Deutsche Mark being a legacy currency of the Euro, the Company can value the Senior Secured Notes in Deutsche Marks or Euros without any exchange variance. The Company does however anticipate the Deutsche Mark being replaced by the Euro pursuant to the Treaty, and the payment of principal of, and interest on, the Senior Secured Notes will be effected in Euro in conformity with legally applicable measures taken pursuant to, or by virtue of, the Treaty. In addition, the regulations of the EU relating to the Euro will apply to the Senior Secured Notes and the Indenture governing the terms of the Senior Secured Notes. Foreign exchange forward contracts have been used by the Company to cover interest payments due for July 2000 and January 2001 in Euros.

The Euro has been used as a trading currency by the Company during the six months ended June 30, 2000 and there have been no material costs to the business other than through exchange rate effects.

International Operations
------------------------

The Company conducts operations in countries around the world including through manufacturing facilities in the UK, the United States, Brazil, Germany, Italy, France, Australia and China. The Company's global operations may be subject to some volatility because of currency fluctuations, inflation and changes in political and economic conditions in these countries.

The financial position and results of operations of the Company's businesses outside the UK are measured using the local currency as the functional currency. Most of the revenues and expenses of the Company's operations are denominated in local currencies whereas the majority of raw material purchases are denominated in US dollars. Assets and liabilities of the Company's subsidiaries outside the UK are translated at the balance sheet date exchange rate and statement of operations accounts are translated at the average rate prevailing during the relevant period.

Although 32% of the Company's sales are to Asia and the Pacific, these sales are to major footwear companies' subcontractors located in the region who export the substantial majority of their production. As such, management estimates that less than 5% of sales are used in footwear which is sold in Asia. Therefore, the Company believes that the economic and banking problems experienced by some of the Asian countries should not have a material impact on the Company's results of operations and revenues.

The devaluation of certain Asian currencies has benefited some of the Company's competitors that manufacture their products in the region. However, as labor and overhead relative to raw materials, which are substantially denominated in US dollars, represent a small proportion of the cost of goods sold, management does not expect a material impact on the operations of the Company.

The Company's financial performance in future periods may be adversely impacted as a result of changes in the above factors which are largely beyond the control of the Company.

Exchange Rate Information
-------------------------

The table below shows the major exchange rates, expressed per Pound Sterling, used in the preparation of the condensed consolidated financial statements included herewith.

                                   2000 Average Rate          Period End Rate
                                   -----------------          ---------------

US Dollar                                       1.57                     1.52

Euro                                            1.64                     1.60

PART II OTHER INFORMATION

Item 1        Legal Proceedings

              From time to time, the Company is involved in routine litigation incidental to its business. The Company is not a party to any threatened legal proceedings which the Company believe would have a material adverse effect on the Company's results or operations or financial condition.


Item 2        Changes in Securities and Use of Proceeds

              None.


Item 3        Defaults Upon Senior Securities

              None.


Item 4        Submission of Matters to a Vote of Security Holders

              None.


Item 5        Other Information

              None.


Item 6        Exhibits and Report on Form 8 - K

              None.

                                   SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                             Texon International plc
                                             -----------------------
                                                   (Registrant)






Date:  August 25, 2000                       By   /s/ J. Neil Fleming
                                               -----------------------------
                                               J. Neil Fleming
                                               Finance Director and
                                               Chief Accounting Officer